February 4, 2019

Kurt Steinbach
Director
MinMax Spaces
206 West College Avenue
Friendsville, TN 37737

       Re: MinMax Spaces
           Amendment No. 2 to Registration Statement on Form 1-A
           Filed December 13, 2018
           File No. 024-10882

Dear Mr. Steinbach:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

1-A Offering as Amended on December 13, 2018

Management Projections, page 25

1. Please describe the letters of intent and business opportunities underlying your projections in greater detail.
Part III - Exhibits, page F-14

2. We note that Exhibit 11.1, Consent of Independent Auditor, was filed previously. Given the amount of time that has passed since your auditor provided this consent and the audit opinion has been updated since that time, please provide a currently dated consent from your independent auditor.
 Kurt Steinbach
MinMax Spaces
February 4, 2019
Page 2

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)
551-3464 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameKurt Steinbach
                                                           Division of
Corporation Finance
Comapany NameMinMax Spaces
                                                           Office of
Manufacturing and
February 4, 2019 Page 2                                    Construction
FirstName LastName